UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34164

Invesco CurrencyShares® Singapore Dollar Trust

Sponsored by Invesco Specialized Products, LLC

(Exact name of registrant as specified in its charter)

3500 Lacey Road, Suite 700

Downers Grove, Illinois 60515

(800) 983-0903

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Invesco Specialized Products, LLC, in its capacity as the sponsor of the Invesco CurrencyShares® Singapore Dollar Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Invesco CurrencyShares® Singapore Dollar Trust

	By:	Invesco Specialized Products, LLC
Sponsor of the Invesco CurrencyShares® Singapore Dollar Trust

Date: February 19, 2020	By:	/s/ Anna Paglia
Anna Paglia
Secretary, Head of Legal – ETFs